Exhibit 99.1

Canadian Solar Reports Third Quarter 2021 Results

Guelph, Ontario, November 18, 2021 – Canadian Solar Inc. (“Canadian Solar” or the “Company”) (NASDAQ: CSIQ) today announced financial results for the quarter ended September 30, 2021.

Highlights

•	Solar module shipments of 3.9 GW in the third quarter of 2021, in line with guidance of 3.8 GW to 4.0 GW.

•	Revenue increased 34% year-over-year (“yoy”) to $1.23 billion, in line with guidance of $1.2 billion to $1.4 billion.

•	Gross margin of 18.6%, above guidance range of 14% to 16%.

•	Net income attributable to Canadian Solar of $35 million, or $0.52 per diluted share.

•	2.9 GWh of battery storage projects under construction and 21 GWh of total storage development pipeline.

•	Continuing to make progress on the carve-out IPO of the CSI Solar subsidiary.

Dr. Shawn Qu, Chairman and CEO, commented, “We delivered our strongest quarterly performance since the start of COVID, with 34% year-over-year topline growth and better-than-expected profitability. While operational challenges have intensified recently, emerging energy crises across the world underscore the urgency to accelerate the deployment of clean, renewable energy paired with reliable battery storage technology. We are also encouraged by the positive action from Glasgow’s COP26 and supportive policies by an increasing number of governments. At Canadian Solar, we continue to invest in the research and development of competitive solar and battery storage system solutions, and in expanding our global sales channels. We will also grow and monetize our pipeline of sought-after solar and battery storage projects of 24 GWp and 21 GWh, respectively, while carefully managing short-term market fluctuations and building sustainable value for our shareholders.”

“Regarding the previously announced carve-out IPO of CSI Solar, we are addressing the third round of comments from the Shanghai Stock Exchange, in line with usual review procedures.”

Ismael Guerrero, Corporate VP and President of Canadian Solar’s Global Energy subsidiary, said, “One of the key highlights for this quarter is the monetization of our first stand-alone battery storage project, the Crimson Project of 350 MW or 1,400 MWh in California. Construction on this landmark project has already started, underscoring the multi-year, value creation potential of battery storage projects across the world. From a market standpoint, certain project construction schedules are starting to be delayed due to rising costs, although we continue to sign higher-priced PPAs and expand our global solar and storage pipeline, positioning ourselves for long-term growth.”

Yan Zhuang, President of Canadian Solar’s CSI Solar subsidiary, said, “The operational environment remains challenging driven by three key factors: a global logistics bottleneck, rising material costs across the board, and power curtailment in China adversely affecting production. We continue to take proactive measures to improve the situation, such as declining low priced orders and raising prices more aggressively to prioritize margins. We are also selectively slowing capacity expansion plans to optimize utilization rates. Meanwhile, we continue to make significant progress on our battery storage solutions, having delivered approximately 550 MWh on battery storage shipments during the first three quarters of this year. We are also investing in the R&D of next-generation solar and storage products, further deepening our sales channel partnerships, and expanding our brand through high quality, differentiated, clean energy solutions and services.”

Dr. Huifeng Chang, Senior VP and CFO, added, “In the third quarter, we achieved $1.2 billion in revenue, in line with guidance, and a gross margin of 18.6%, which was well ahead of guidance. We used $29 million in operating cash during the quarter as inventory turnover slowed due to logistics challenges. We have scaled up manufacturing with approximately $420 million of capital expenditure year-to-date, and plan to reduce our full-year capital expenditure plan to approximately $500 million reflecting a prudent capital allocation strategy. We ended the quarter with $1.4 billion in cash and will remain disciplined in capital deployment.”

Third Quarter 2021 Results

Total module shipments in the third quarter of 2021 were 3.87 GW, a 22% year-over-year (“yoy”) increase and 6% quarter-over-quarter (“qoq”) increase. Of the total, 173 MW was shipped to the Company’s own utility-scale solar power projects.

Net revenues in the third quarter of 2021 were up 34% yoy and down 14% qoq to $1,229 million. The sequential decline primarily reflects the lower revenue from pre-construction project sales, or projects sold at notice to proceed (“NTP”). This was partially offset by a higher module average selling price (“ASP”). The yoy improvement was driven by an increase in module shipments and ASPs.

Gross profit in the third quarter of 2021 was $229 million, up 24% qoq and 28% yoy. Gross margin in the third quarter of 2021 was 18.6%, above guidance of 14% to 16% driven by higher margin contribution from project sales, higher module ASPs, manufacturing efficiency gains, and a benefit from U.S. anti-dumping (“AD”) and countervailing duty (“CVD”) true up. Gross margin was 17.6%, if excluding the AD/CVD true-up benefit of $12 million.

Total operating expenses in the third quarter of 2021 were $176 million compared to $158 million in the second quarter of 2021. The sequential increase was mainly driven by higher shipping and handling expenses, partially offset by an increase in other operating income.

Non-cash depreciation and amortization charges in the third quarter of 2021 were $71 million, compared to $66 million in the second quarter of 2021, and $56 million in the third quarter of 2020.

Net foreign exchange loss in the third quarter of 2021 was $14 million, compared to a net loss of $3 million in the second quarter of 2021 and a net loss of $13 million in the third quarter of 2020. The net foreign exchange loss was mainly driven by the strengthening of the U.S. Dollar against currencies such as the Brazilian Real.

Income tax benefit in the third quarter of 2021 was $3 million, compared to $2 million of income tax benefit in the second quarter of 2021 and $21 million of income tax expense in the third quarter of 2020. The benefit was a result of the utilization of net operating losses.

Net income attributable to Canadian Solar in the third quarter of 2021 was $35 million, or $0.52 per diluted share, compared to net income of $11 million, or $0.18 per diluted share in the second quarter of 2021. On a non-GAAP basis, net income attributable to Canadian Solar was $28 million, or $0.42 per diluted share. This excluded a $7 million AD/CVD true-up benefit, net of income tax effect and AD/CVD provision true-up attributable to non-controlling interests. For a reconciliation of results under generally accepted accounting principles in the United States (“GAAP”) to non-GAAP results, see the accompanying table “About Non-GAAP Financial Measures”.

The increase in basic shares outstanding was primarily due to the issuance of 1.1 million and 2.6 million shares in connection with the at-the-market equity offering program for the three months and nine months ended September 30, 2021, respectively. The increase in diluted shares outstanding was primarily due to the dilutive effect of convertible notes in the third quarter. For the three months and nine months ended September 30, 2021, the number of ordinary shares issuable upon the conversion of the convertible notes, which were dilutive and included in the computation of diluted earnings per shares, was 6.3 million shares.

Net cash used by operating activities in the third quarter of 2021 was $29 million, compared to $61 million in the second quarter of 2021. The operating cash outflow was mainly driven by an increase in project assets and net working capital.

Total debt was $2.3 billion, as of September 30, 2021, compared to $2.2 billion, as of June 30, 2021. The increase in total debt was mainly driven by an increase in working capital facilities and project financing. Non-recourse debt used to finance solar power projects increased to $558 million as of September 30, 2021, from $454 million as of June 30, 2021.

Battery Storage Opportunities

Canadian Solar is strategically positioned in the battery storage market, both in solar plus battery storage, as well as in stand-alone storage opportunities. The rapid growth of the energy storage market is driven by technology improvements, declining battery storage costs, rising penetration of renewable energy and accelerating retirements of fossil fuel capacity.

Canadian Solar has a global network and strong brand recognition given its leadership in both module manufacturing and solar project development. Both CSI Solar and Global Energy have focused strategically on their respective energy storage businesses:

•	Under Global Energy, energy storage project development is fully integrated within the main solar development teams. Given the segment’s large and growing pipeline, it is positioned to capture utility-scale energy storage projects.

•	Under CSI Solar, the battery storage solutions team focuses on delivering bankable, end-to-end, integrated battery storage solutions for utility scale, commercial and industrial, as well as residential applications. These systems solutions will be complemented with long-term service agreements, including future battery capacity augmentation services.

While there are synergies between the Global Energy and CSI Solar teams, both operate independently and in different segments of the battery storage value chain. The project pipeline for each team should be assessed independently. Please refer to the Global Energy and CSI Solar sections of this document for specific pipeline figures.

Global Energy Segment

Canadian Solar has one of the world’s largest and most geographically diversified utility-scale solar and energy storage project development platforms, with a strong track record of originating, developing, financing, and building over 6.2 GWp of solar power plants across six continents. The Company has built a leadership position in solar project development with over 24 GWp total pipeline, as well as in energy storage project development with over 21 GWh of aggregate pipeline.

The continued pipeline expansion and strong project development track record will support Global Energy’s growth in three key areas:

1.	Project sales: The Company plans to grow its volume of project sales by a compound annual growth rate of 25% over the next five years, well ahead of the global market growth rate of approximately 20% according to many research reports.

2.	Investment vehicles: The Company is optimizing its project monetization strategy by establishing local investment vehicles that will help maximize the value of its project assets. The Company also intends to retain minority ownership in these vehicles. By 2025, the Company plans to reach at least 1 GW of combined net ownership in solar power projects through these vehicles. This approach will help the Company build and grow a stable base of long-term cash flows from contracted electricity. The Company will be able to recycle a large portion of the capital into developing new solar projects for growth. Meanwhile, Canadian Solar expects to capture additional operational value throughout the partial ownership period, including long-term cash flows from power sales, operations and maintenance (O&M), asset management and other services (see point 3). The Company currently owns a 15% stake in the Canadian Solar Infrastructure Fund (“CSIF”, TSE: 9284), the largest listed Japanese infrastructure fund on the Tokyo Stock Exchange. The Company also established the Brazilian Participation Fund for Infrastructure projects (FIP-IE), as well as similar project investment vehicles in European countries such as Italy. Through launching these localized vehicles, Canadian Solar is building up its expertise in designing investment vehicles in local markets that will help maximize the value of its project assets.

3.	Services: Canadian Solar currently manages over 2 GW of operational projects under long-term O&M agreements, and an additional 2 GW of contracted projects that will be operated and maintained by the Company once they are placed in operation. The Company’s target is to reach 11 GW of projects under O&M agreements by 2025.

Management targets to achieve the following over the next 5 years:

Global Energy Targets	2021	2022	2023	2024	2025
Annual Project Sales, GWp	1.5-2.1	2.4-2.9	3.2-3.7	3.6-4.1	4.0-4.5
Operational O&M Projects, GWp	2.6	4.3	6.5	9.2	11.0
Net Cumulative Projects Retained, MWp	290	400	760	960	1,000
Gross Cumulative Projects Retained, MWp	740	1,300	2,650	3,150	3,400

*	Net projects retained represents CSIQ’s net partial ownership of solar projects, the gross number represents the aggregate size of projects including the share which is not owned by CSIQ.

Solar Project Pipeline

As of September 30, 2021, the Company’s total project pipeline was 23.8 GWp, including 1.6 GWp under construction, 5.0 GWp of backlog, and 17.2 GWp of earlier stage pipeline. The backlog includes projects that have passed their Risk Cliff Date and are expected to be built in the next one to four years. A project’s Risk Cliff Date depends on the country where the project is located and is defined as the date on which the project passes the last high-risk development stage. This is usually after the projects have received all the required environmental and regulatory approvals, and entered into interconnection agreements, feed-in tariff (“FIT”) arrangements and power purchase agreements (“PPAs”). Over 90% of projects in backlog are contracted (i.e., have secured a PPA or FIT), and the remaining are reasonably assured of securing PPAs.

The Company’s pipeline includes early- to mid-stage project opportunities currently under development but that are yet to be de-risked.

The following table presents the Company’s total project pipeline.

Total Project Pipeline (as of September 30, 2021) – MWp
Region	In Construction	Backlog	Pipeline	Total
North America	115	744	5,732	6,591
Latin America	956*	3,141	3,726	7,823
Europe, the Middle East and Africa (“EMEA”)	-	455*	4,105	4,560
Japan	144	204	72	420
Asia Pacific excluding Japan and China	346	192	1,560	2,098
China (part of CSI Solar)	-	300	2,010	2,310
Total	1,561	5,036	17,205	23,802

* Note:	Gross MWp size of projects includes 492 MWp in construction in Latin America, and 110 MWp in backlog in EMEA, that are not owned by Canadian Solar or have been sold to third parties.

The Company has 348 MWp of premium, high FIT projects in Japan. The table below sets forth the expected COD schedule of the Company’s project backlog in development and construction in Japan, as of September 30, 2021:

Expected COD Schedule – MWp
2021	2022	2023 and thereafter	Total
18	190	140	348

Battery Storage Project Pipeline

The Global Energy segment has been actively developing utility-scale solar plus energy storage projects, as well as stand-alone battery storage projects. The Company found that virtually all its solar power projects under development can co-host energy storage facilities and has done so since the first quarter of 2021. By co-hosting energy storage facilities with solar power plants on the same piece of land and using the same interconnection point, the Company expects to significantly enhance the value of its assets under development.

Canadian Solar has already signed several storage tolling agreements with a variety of power purchasers, including community choice aggregators, investor-owned utilities, universities, and public utility districts. The Company has also signed development services agreements to retrofit operational solar projects with battery storage, many of which were previously developed by the Company.

The table below sets forth Global Energy’s storage project development backlog and pipeline.

Storage Project Development Backlog and Pipeline (as of September 30, 2021) – MWh
Region	In Construction	Backlog	Pipeline	Total
North America	2,901	-	10,485	13,386
Latin America	-	465	3,185	3,650
Europe, the Middle East and Africa (“EMEA”)	-	-	1,987	1,987
Japan	-	-	19	19
Asia Pacific excluding Japan	-	-	1,915	1,915
Total	2,901	465	17,591	20,957

Solar Power Plants and Battery Storage Projects in Operation

As of September 30, 2021, the Company’s solar power plants in operation totaled 432 MWp, with a combined estimated net resale value of approximately $360 million to Canadian Solar. The estimated resale value is based on selling prices that Canadian Solar is currently negotiating or transaction prices of similar assets in the relevant markets.

Solar Power Plants in Operation – MWp
Latin America	Japan	Asia Pacific ex. Japan and China	China	Total
202	41	62	127	432

Note:	Gross MWp size of projects, includes 81 MWp in Latin America and 26 MWp in Asia Pacific ex. Japan and China already sold to third parties. China portfolio is part of CSI Solar.

Operating Results

The following table presents unaudited select results of operations data of the Company’s Global Energy segment.

Global Energy Segment Financial Results (In Thousands of U.S. Dollars, Except Percentages)
	Three Months Ended			Nine Months Ended
	September 30, 2021	June 30, 2021	September 30, 2020*	September 30, 2021	September 30, 2020*
Net revenues	139,989	280,614	78,567	891,665	353,550
Cost of revenues	78,848	268,855	53,635	705,740	236,649
Gross profit	61,141	11,759	24,932	185,925	116,901
Operating expenses	30,442	15,632	19,490	74,018	65,267
Income (loss) from operations	30,699	(3,873)	5,442	111,907	51,634
Gross margin	43.7%	4.2%	31.7%	20.9%	33.1%
Operating margin	21.9%	-1.4%	6.9%	12.6%	14.6%

* Historical amounts for the three months and nine months ended September 30, 2020, have been revised to conform to the current period presentation

CSI Solar Segment

CSI Solar’s 2021 and 2022 capacity expansion targets are detailed below.

Manufacturing Capacity, GW (as of period end)
	Q3 2021 Actual	FY21 Plan	FY22 Plan
Ingot	5.1	5.4	10.1
Wafer	9.5	11.5	11.5
Cell	13.3	13.9	13.9
Module	22.1	23.9	32.0

Note: CSI Solar’s capacity expansion plans are subject to change without notice based on market conditions and capital allocation plans.

Operating Results

The following table presents unaudited select results of operations data of the CSI Solar segment for the periods indicated.

CSI Solar Segment Financial Results* (In Thousands of U.S. Dollars, Except Percentages)
	Three Months Ended			Nine Months Ended
	September 30, 2021	June 30, 2021	September 30, 2020**	September 30, 2021	September 30, 2020**
Net revenues	1,149,215	1,183,958	921,529	3,028,325	2,320,456
Cost of revenues	976,212	1,028,470	738,353	2,632,376	1,817,743
Gross profit	173,003	155,488	183,176	395,949	502,713
Operating expenses	142,734	140,516	94,936	403,376	252,408
Income (loss) from operations	30,269	14,972	88,240	(7,427)	250,305
Gross margin	15.1%	13.1%	19.9%	13.1%	21.7%
Operating margin	2.6	1.3%	9.6%	-0.2%	10.8%

* Includes effects of both sales to third-party customers and to the Company’s Global Energy Segment. Please refer to the attached financial tables for intercompany transaction elimination information. Income (loss) from operations reflects management’s allocation and estimate as some services are shared by the Company’s two business segments

** Historical amounts for the three months and nine months ended September 30, 2020 have been revised to conform to the current period presentation.

The table below provides the geographic distribution of the net revenues of CSI Solar:

CSI Solar Net Revenues Geographic Distribution* (In Millions of U.S. Dollars, Except Percentages)
	Q3 2021	% of Net Revenues	Q2 2021	% of Net Revenues	Q3 2020	% of Net Revenues
Asia	481	44	527	46	442	53
Americas	393	36	421	37	251	30
Europe and others	215	20	201	17	143	17
Total	1,089	100	1,149	100	836	100

* Excludes sales from CSI Solar to Global Energy.

CSI Solar shipped 3.9 GW of modules to nearly 70 countries in the third quarter of 2021. The top five markets ranked by shipments were China, the U.S., Brazil, Germany and Thailand.

Battery Storage Solutions

Within CSI Solar, the battery storage solutions team delivers competitive turnkey, integrated battery storage solutions, including bankable and fully wrapped capacity and performance guarantees. These guarantees are complemented with long term O&M agreements, which include future battery capacity augmentation services and bring in longer term, stable income.

The table below sets forth CSI Solar’s battery storage system integration’s contracted projects and/or under construction, those in high probability forecast, and pipeline, as of September 30, 2021.

	Contracted/ In Construction	Forecast	Pipeline	Total
Storage (MWh)	2,261	215	2,651	5,127

Contracted/in construction projects are expected to be delivered within the next 12 to 18 months. Forecast projects include those that have more than 75% probability of being contracted within the next 12 months, and the remaining pipeline includes projects that have been identified but have a below 75% probability of being contracted.

Business Outlook

The Company’s business outlook is based on management’s current views and estimates given factors such as existing market conditions, order book, production capacity, input material prices, foreign exchange fluctuations, anticipated timing of project sales, and the global economic environment. This outlook is subject to uncertainty with respect to, among other things, customer demand, project construction and sale schedules, product sales prices and costs, and the global impact of the ongoing COVID-19 pandemic. Management’s views and estimates are subject to change without notice.

For the fourth quarter of 2021, the Company expects total module shipments to be in the range of 3.7 GW to 3.9 GW, including approximately 250 MW of module shipments to the Company’s own projects. Total revenues are expected to be in the range of $1.5 billion to $1.6 billion. Gross margin is expected to be between 14% and 16%.

For the full year of 2021, battery storage shipments, accounted in CSI Solar, are expected to be in the range of 840 MWh to 860 MWh. Global Energy project sales are expected to be in the range of 1.5 GW to 2.1 GW, reflecting the timing of certain project sales which could be recognized either in the fourth quarter of 2021 or first quarter of 2022.

For the full year of 2022, the Company expects total module shipments to be in the range of 20 GW to 22 GW, battery storage shipments to be in the range of 1.4 GWh to 1.5 GWh, and total project sales to be in the range of 2.4 GW to 2.9 GW. Revenue for the full year of 2022 is expected to be in the range of $6.5 billion to $7.0 billion.

Dr. Shawn Qu, Chairman and CEO, commented, “We have walked away from low-priced orders as we control shipment volume to protect margins, as reflected in the updated shipment and revenue guidance in the fourth quarter. We believe the adverse macro conditions of higher material costs and global logistics bottlenecks are temporary. As we look forward to next year, our focus is on improving Canadian Solar’s long-term position and competitiveness, and our strategy is to further expand our solar module market share, invest in technology and upstream capacity, while benefiting from overcapacity in the wafer and cell manufacturing levels. We are also positive about the growth of our battery storage business, which is on track to grow by 70% on its second year of deliveries, representing another record year. Overall, long-term market fundamentals remain positive with both company and market-specific catalysts in each of our business segments.”

Recent Developments

On November 8, 2021, Canadian Solar announced it was awarded 52 MWp for the solar PV project Caracoli in the recent public auction by Colombia’s Ministry of Energy. The energy awarded will be acquired by a pool of reputable off-takers and will start delivering clean energy from 2023 through an inflation-indexed, Colombian Peso-denominated, 15-year power purchase agreement.

On September 9, 2021, Canadian Solar announced its majority-owned subsidiary, CSI Solar Co., Ltd. closed a 350 MW / 1400 MWh contract to provide fully-integrated battery storage system, EPC and long term maintenance service to the Crimson stand-alone battery storage project in Riverside County, California.

On September 8, 2021, Canadian Solar announced that its wholly owned subsidiary Recurrent Energy sold an 80% stake in its 350 MW / 1400 MWh Crimson storage project to Axium Infrastructure. Recurrent Energy will retain the remaining 20% ownership. Construction of the storage project began in Q3 2021 and is expected to reach commercial operation by the summer of 2022.

On September 7, 2021, Canadian Solar announced that it signed long-term O&M agreements with two solar PV plus battery storage projects in the U.S., the Slate and Mustang projects that were both developed by Canadian Solar’s wholly owned subsidiary Recurrent Energy and are currently owned by Goldman Sachs Asset Management Renewables Power (Goldman Sachs).

Conference Call Information

The Company will hold a conference call at 8:00 a.m. U.S. Eastern Standard Time on Thursday, November 18, 2021 (9:00 p.m., Thursday, November 18, 2021 in Hong Kong) to discuss its third quarter 2021 results and business outlook. The dial-in phone number for the live audio call is +1-833-239-5565 (toll-free from the U.S.), +852-3018-6771 (local dial-in from Hong Kong), 400-8205-286 (local dial-in from Mainland China) or +1-332-208-9468 / +65-6713-5590 from international locations. The passcode for the call is 6095653. A live webcast of the conference call will also be available on the investor relations section of Canadian Solar’s website at www.canadiansolar.com.

A replay of the call will be available 2 hours after the conclusion of the call until 8:00 a.m. U.S. Eastern Standard Time on Friday, November 26, 2021 (9:00 p.m., November 26, 2021 in Hong Kong) and can be accessed by dialing +1-855-452-5696 (toll-free from the U.S.), +852-3051-2780 (local dial-in from Hong Kong), 400-6322-162 (toll-free from Mainland China) or +1-646-254-3697 from international locations. The passcode for the replay is 6095653. A webcast replay will also be available on the investor relations section of Canadian Solar’s at www.canadiansolar.com.

About Canadian Solar Inc.

Canadian Solar was founded in 2001 in Canada and is one of the world's largest solar technology and renewable energy companies. It is a leading manufacturer of solar photovoltaic modules, provider of solar energy and battery storage solutions, and developer of utility-scale solar power and battery storage projects with a geographically diversified pipeline in various stages of development. Over the past 20 years, Canadian Solar has successfully delivered over 63 GW of premium-quality, solar photovoltaic modules to customers across the world. Likewise, since entering the project development business in 2010, Canadian Solar has developed, built and connected over 6.2 GWp in over 20 countries across the world. Currently, the Company has around 430 MWp of projects in operation, nearly 7 GWp of projects under construction or in backlog (late-stage), and an additional 17 GWp of projects in pipeline (mid- to early- stage). Canadian Solar is one of the most bankable companies in the solar and renewable energy industry, having been publicly listed on the NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release, including those regarding the Company’s expected future shipment volumes, revenues, gross margins and project sales, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the "Safe Harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as "believes," "expects," "anticipates," "intends," "estimates," the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; volatility, uncertainty, delays and disruptions related to the COVID-19 pandemic; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Japan, the U.S., China and Brazil; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; delays in the completion of project sales; continued success in technological innovations and delivery of products with the features that customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company's SEC filings, including its annual report on Form 20-F filed on April 19, 2021. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today's date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

FINANCIAL TABLES FOLLOW

The following tables provide unaudited select financial data for the Company’s CSI Solar and Global Energy businesses. Historical amounts for the three months and nine months ended September 30, 2020 have been revised to conform to current period presentation:

	Select Financial Data – CSI Solar and Global Energy
	Three Months Ended September 30, 2021 (In Thousands of U.S. Dollars, Except Percentages)
	CSI Solar	Global Energy	Elimination and unallocated items (1)	Total
Net revenues	1,149,215	139,989	(59,754)	1,229,450
Cost of revenues	976,212	78,848	(54,239)	1,000,821
Gross profit	173,003	61,141	(5,515)	228,629
Gross margin	15.1%	43.7%	—	18.6%
Income from operations	30,269	30,699	(7,875)	53,093

	Select Financial Data – CSI Solar and Global Energy
	Nine Months Ended September 30, 2021 (In Thousands of U.S. Dollars, Except Percentages)
	CSI Solar	Global Energy	Elimination and unallocated items (1)	Total
Net revenues	3,028,325	891,665	(171,540)	3,748,450
Cost of revenues	2,632,376	705,740	(197,684)	3,140,432
Gross profit	395,949	185,925	26,144	608,018
Gross margin	13.1%	20.9%	—	16.2%
Income (loss) from operations	(7,427)	111,907	18,476	122,956

	Select Financial Data - CSI Solar and Global Energy
	Three Months Ended September 30, 2020 (In Thousands of U.S. Dollars, Except Percentages)
	CSI Solar	Global Energy	Elimination and unallocated items(1)	Total
Net revenues	921,529	78,567	(85,736)	914,360
Cost of revenues	738,353	53,635	(56,045)	735,943
Gross profit	183,176	24,932	(29,691)	178,417
Gross margin	19.9%	31.7%	—	19.5%
Income from operations	88,240	5,442	(34,635)	59,047

	Select Financial Data - CSI Solar and Global Energy
	Nine Months Ended September 30, 2020 (In Thousands of U.S. Dollars, Except Percentages)
	CSI Solar	Global Energy	Elimination and unallocated items(1)	Total
Net revenues	2,320,456	353,550	(238,165)	2,435,841
Cost of revenues	1,817,743	236,649	(167,377)	1,887,015
Gross profit	502,713	116,901	(70,788)	548,826
Gross margin	21.7%	33.1%	—	22.5%
Income from operations	250,305	51,634	(83,988)	217,951

(1)	Includes inter-segment elimination, and unallocated corporate costs not considered part of management’s evaluation of reportable segment operating performance.

	Select Financial Data - CSI Solar and Global Energy
	Three Months Ended September 30, 2021	Three Months Ended June 30, 2021	Three Months Ended March 31, 2021	Three Months Ended September 30, 2020

	(In Thousands of U.S. Dollars)
CSI Solar Revenues:
Solar modules	872,288	843,463	552,247	628,114
Solar system kits	98,920	88,057	36,071	46,487
Battery storage solutions	62,977	68,890	2,358	2,946
China energy (incl. electricity sales)	22,337	94,347	7,095	140,250
Others	32,939	54,290	20,506	17,996
Subtotal	1,089,461	1,149,047	618,277	835,793
Global Energy Revenues:
Solar and battery storage power projects	126,224	266,598	452,847	69,718
O&M and asset management services	8,031	8,607	9,966	6,536
Others	5,734	5,409	8,249	2,313
Subtotal	139,989	280,614	471,062	78,567
Total net revenues	1,229,450	1,429,661	1,089,339	914,360

	Select Financial Data - CSI Solar and Global Energy
	Nine Months Ended September 30, 2021	Nine Months Ended September 30, 2020

	(In Thousands of U.S. Dollars)
CSI Solar Revenues:
Solar modules	2,267,998	1,761,904
Solar system kits	223,048	118,585
Battery storage solutions	134,225	2,946
China energy (incl. electricity sales)	123,779	160,194
Others	107,735	38,662
Subtotal	2,856,785	2,082,291
Global Energy Revenues:
Solar and battery storage power projects	845,669	300,156
O&M and asset management services	26,604	18,021
Others	19,392	35,373
Subtotal	891,665	353,550
Total net revenues	3,748,450	2,435,841

　 Canadian Solar Inc.

　 Unaudited Condensed Consolidated Statements of Operations

　 (In Thousands of U.S. Dollars, Except Share and Per Share Data)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2021	2021	2020	2021	2020
Net revenues	$1,229,450	$1,429,661	$914,360	$3,748,450	$2,435,841
Cost of revenues	1,000,821	1,244,874	735,943	3,140,432	1,887,015

Gross profit	228,629	184,787	178,417	608,018	548,826

Operating expenses:
Selling and distribution expenses	101,526	83,581	53,998	269,187	160,120
General and administrative expenses	83,244	68,578	56,183	219,279	155,498
Research and development expenses	13,493	13,158	14,147	39,101	35,127
Other operating income	(22,727)	(6,910)	(4,958)	(42,505)	(19,870)
Total operating expenses	175,536	158,407	119,370	485,062	330,875

Income from operations	53,093	26,380	59,047	122,956	217,951
Other income (expenses):
Interest expense	(13,153)	(14,795)	(17,917)	(42,621)	(53,890)
Interest income	2,253	2,837	2,031	8,338	6,891
Gain (loss) on change in fair value of derivatives, net	9,878	(12,150)	13,143	10,300	43,903
Foreign exchange gain (loss), net	(23,533)	8,884	(26,517)	(34,297)	(62,828)
Investment income (loss)	2,890	5,154	(6,393)	9,307	(18,880)
Other expenses, net	(21,665)	(10,070)	(35,653)	(48,973)	(84,804)

Income before income taxes and equity in earnings of unconsolidated investees	31,428	16,310	23,394	73,983	133,147
Income tax benefit (expense)	2,879	1,645	(20,632)	(9,328)	(480)
Equity in earnings of unconsolidated investees	3,821	585	6,105	5,609	7,860
Net income	38,128	18,540	8,867	70,264	140,527

Less: Net income attributable to non-controlling interests	2,884	7,279	34	980	459

Net income attributable to Canadian Solar Inc.	$35,244	$11,261	$8,833	$69,284	$140,068

Earnings per share - basic	$0.56	$0.19	$0.15	$1.14	$2.35
Shares used in computation - basic	62,794,480	60,288,824	59,749,307	60,989,038	59,500,078
Earnings per share - diluted	$0.52	$0.18	$0.15	$1.07	$2.41
Shares used in computation - diluted	69,857,925	61,339,043	60,829,073	68,333,493	60,705,300

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(In Thousands of U.S. Dollars)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2021	2021	2020	2021	2020
Net Income	$38,128	$18,540	$8,867	$70,264	$140,527
Other comprehensive income (net of tax of nil):
Foreign currency translation adjustment	(26,236)	9,629	32,173	(48,309)	17,199
De-recognition of commodity hedge and interest rate swap	—	—	6,285	—	10,724
Gain (loss) on changes in fair value of derivatives	—	—	256	—	(3,859)
Comprehensive income	11,892	28,169	47,581	21,955	164,591
Less: comprehensive income (loss) attributable to non-controlling interests	(1,053)	8,760	51	(7,985)	2,412
Comprehensive income attributable to Canadian Solar Inc.	$12,945	$19,409	$47,530	$29,940	$162,179

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheets

(In Thousands of U.S. Dollars)

	September 30,	December 31,
	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	$867,939	$1,178,752
Restricted cash	487,416	458,334
Accounts receivable trade, net	742,060	408,958
Accounts receivable, unbilled	34,787	28,461
Amounts due from related parties	18,565	5,834
Inventories	1,213,243	695,981
Value added tax recoverable	117,981	102,460
Advances to suppliers	308,483	182,146
Derivative assets	7,464	23,351
Project assets	661,441	747,764
Prepaid expenses and other current assets	497,243	353,781
Total current assets	4,956,622	4,185,822
Restricted cash	2,162	2,629
Property, plant and equipment, net	1,367,274	1,157,731
Solar power systems, net	108,767	158,262
Deferred tax assets, net	183,235	170,656
Advances to suppliers	55,070	97,173
Prepaid land use right	70,258	62,414
Investments in affiliates	82,961	78,291
Intangible assets, net	19,167	22,429
Project assets	423,195	389,702
Right-of-use assets	32,130	26,793
Other non-current assets	180,988	184,952
TOTAL ASSETS	$7,481,829	$6,536,854

Canadian Solar Inc.
Unaudited Condensed Consolidated Balance Sheets (Continued)
(In Thousands of U.S. Dollars)

	September 30,	December 31,
	2021	2020
Current liabilities:
Short-term borrowings	$1,083,097	$1,202,285
Long-term borrowings on project assets - current	297,355	198,794
Accounts payable	791,737	514,742
Notes payable	824,840	710,636
Amounts due to related parties	461	314
Other payables	704,453	508,839
Advance from customers	305,802	189,470
Derivative liabilities	714	10,755
Operating lease liabilities	18,562	15,204
Other current liabilities	150,718	237,316
Total current liabilities	4,177,739	3,588,355
Accrued warranty costs	48,984	37,732
Long-term borrowings	579,498	446,090
Convertible notes	224,292	223,214
Liability for uncertain tax positions	13,466	14,729
Deferred tax liabilities	47,230	49,080
Loss contingency accruals	35,763	26,458
Operating lease liabilities	19,459	13,232
Financing liabilities	82,370	81,871
Other non-current liabilities	219,306	163,308
TOTAL LIABILITIES	5,448,107	4,644,069
Equity:
Common shares	792,725	687,033
Additional paid-in capital	(21,030)	(28,236)
Retained earnings	1,009,588	940,304
Accumulated other comprehensive loss	(68,023)	(28,679)
Total Canadian Solar Inc. shareholders' equity	1,713,260	1,570,422
Non-controlling interests in subsidiaries	320,462	322,363
TOTAL EQUITY	2,033,722	1,892,785
TOTAL LIABILITIES AND EQUITY	$7,481,829	$6,536,854

About Non-GAAP Financial Measures

To supplement its financial disclosures presented in accordance with GAAP, the Company uses non-GAAP measures which are adjusted from the most comparable GAAP measures for certain items as described below. The Company presents non-GAAP net income and diluted earnings per share so that readers can better understand the underlying operating performance of the business before the impact of AD/CVD true-up provisions. The non-GAAP numbers are not measures of financial performance under U.S. GAAP, and should not be considered in isolation or as an alternative to other measures determined in accordance with GAAP. These non-GAAP measures may differ from non-GAAP measures used by other companies, and therefore their comparability may be limited.

Statement of Operations Data:

(In Thousands of U.S. Dollars, Except Share and Per Share Data)

	Three Months Ended		Nine Months Ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
GAAP net income attributable to Canadian Solar Inc.	$35,244	$8,833	$69,284	$140,068
Non-GAAP income adjustment items:
AD/CVD provision true-up	(11,871)	296	(11,871)	(20,101)
Tax impact	3,069	(73)	3,069	4,981
AD/CVD provision true-up attributable to non-controlling interests	1,796	-	1,796	-
Non-GAAP net income attributable to Canadian Solar Inc.	28,238	9,056	62,278	124,948

GAAP income per share - diluted	$0.52	$0.15	$1.07	$2.31
Non-GAAP income per share - diluted	$0.42	$0.15	$0.97	$2.06
Shares used in computation - diluted	69,857,925	60,829,073	68,333,493	60,705,300